Via EDGAR

February 23, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Core Laboratories Luxembourg S.A.

Registration Statement on Form S-4

File No. 333-269259

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 22, 2023, in which we requested that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:30 p.m., Washington, D.C. time, on February 24, 2023, or as soon as practicable thereafter. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for your assistance in this matter.

Very truly yours,

Core Laboratories Luxembourg S.A.

By:	/s/ Mark D. Tattoli
Name:	Mark D. Tattoli
Title:	Director

cc:	Thomas Zentner, Vinson & Elkins L.L.P.
Alex Lewis, Vinson & Elkins L.L.P.